December 30, 2019

Putnam Target Date Funds
100 Federal Street
Boston, Massachusetts 02110

Re:	Putnam Retirement Advantage 2020 Fund; Putnam Retirement Advantage 2025 Fund;
Putnam Retirement Advantage 2030 Fund; Putnam Retirement Advantage 2035 Fund;
Putnam Retirement Advantage 2040 Fund; Putnam Retirement Advantage 2045 Fund;
Putnam Retirement Advantage 2050 Fund; Putnam Retirement Advantage 2055 Fund;
Putnam Retirement Advantage 2060 Fund; Putnam Retirement Advantage Maturity Fund

Ladies and Gentlemen:

We are furnishing this opinion in connection with the registration by Putnam Target Date Funds, a Massachusetts business trust (the “Trust”), of an indefinite number of shares of beneficial interest (the “Shares”) of each of Putnam Retirement Advantage 2020 Fund, Putnam Retirement Advantage 2025 Fund, Putnam Retirement Advantage 2030 Fund, Putnam Retirement Advantage 2035 Fund, Putnam Retirement Advantage 2040 Fund, Putnam Retirement Advantage 2045 Fund, Putnam Retirement Advantage 2050 Fund, Putnam Retirement Advantage 2055 Fund, Putnam Retirement Advantage 2060 Fund, and Putnam Retirement Advantage Maturity Fund (each, a “Fund”) pursuant to the Trust’s Registration Statement on Form N-1A filed under the Securities Act of 1933, as amended (File No. 333-117134), and the Investment Company Act of 1940, as amended (File No. 811-21598) (the “Registration Statement”). The Shares are proposed to be sold pursuant to an Amended and Restated Distributor’s Contract dated July 1, 2013 (the “Distributor’s Contract”) between the Trust and Putnam Retail Management Limited Partnership.

We have acted as counsel for the Trust since its organization. We are familiar with the actions taken by its Trustees to authorize this issuance of Shares. We have examined its records of Trustee and shareholder action, its Amended and Restated Agreement and Declaration of Trust, as amended (the “Declaration of Trust”), on file at the office of the Secretary of The Commonwealth of Massachusetts, and its Amended and Restated Bylaws, as amended. We have examined copies of the Registration Statement, in the form filed with the Securities and Exchange Commission, and such other documents as we deem necessary for the purpose of this opinion.

We assume that upon sale of the Shares, the Trust will receive the net asset value thereof.

We are of the opinion, with respect to each Fund identified herein, that the Trust is authorized to issue an unlimited number of Shares of each Fund; and that when the Shares are issued and sold pursuant to the Distributor’s Contract, they will be validly issued, fully paid, and nonassessable by the Trust.

Putnam Retirement Advantage Funds	December 30, 2019

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation, or instrument entered into or executed by the Trust or the Trustees. The Declaration of Trust provides for allocation of the assets and liabilities of the Trust among its portfolio series, and further provides for indemnification out of the property of a portfolio series for all loss and expense of any shareholder of the portfolio series held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the portfolio series itself would be unable to meet its obligations.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP

-2-